UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

First Advantage Corporation

(Name of Issuer)

Common stock, $0.001 par value per share

(Titles of Class of Securities)

31846B108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31846B108

1	NAME OF REPORTING PERSON SLP Fastball Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,557,840
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,557,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,557,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 31846B108

1	NAME OF REPORTING PERSON SLP V Aggregator GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,557,840
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,557,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,557,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.6%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 31846B108

1	NAME OF REPORTING PERSON Silver Lake Technology Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,557,840
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,557,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,557,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.6%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 31846B108

1	NAME OF REPORTING PERSON SLTA V (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,557,840
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,557,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,557,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 31846B108

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,880,679
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,880,679

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,880,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 58.8%
12	TYPE OF REPORTING PERSON OO

Item 1(a). Name of Issuer:

First Advantage Corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1 Concourse Parkway NE, Suite 200 Atlanta, GA 30328

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by SLP Fastball Aggregator, L.P., a Delaware limited partnership (“SLP Fastball”), SLP V Aggregator GP, L.L.C. (“SLP V GP”), a Delaware limited liability company, Silver Lake Technology Associates V, L.P. a Delaware limited partnership (“SLTA V”), SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA V GP”), and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

SLP V GP is the general partner of SLP Fastball. SLTA V is the managing member of SLP V GP. SLTA V GP is the general partner of SLTA V. SLG is the managing member of SLTA V GP.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Common stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number:

31846B108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 89,880,679 shares of the Issuer’s Common Stock, consisting of (i) 89,557,840 shares of Common Stock held by SLP Fastball and (ii) 322,839 shares of Common Stock held by SLG, representing an aggregate of approximately 58.8% of the issued and outstanding shares of the Issuer’s Common Stock.

The percentages of beneficial ownership in this Schedule 13G are based on 152,875,076 shares of Common Stock of the Issuer outstanding as of November 10, 2021, as reflected in the prospectus filed by the Issuer’s filed with the Securities and Exchange Commission on November 12, 2021.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SLP FASTBALL AGGREGATOR, L.P.

By: SLP V Aggregator GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP V AGGREGATOR GP, L.L.C

By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.